SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D*
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                                SITEL Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    82980K107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Marc Weingarten, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 4, 2006
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 4 Pages)

--------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------                             ---------------------
CUSIP NO.      82980K107              SCHEDULE 13D/A         PAGE 2 OF 4 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                JANA PARTNERS LLC
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF, OO
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                   10,676,665

                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    -0-
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     10,676,665

                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                                   10,676,665

--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            14.5%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IA
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                             ---------------------
CUSIP NO.      82980K107              SCHEDULE 13D/A         PAGE 3 OF 4 PAGES
------------------------------                             ---------------------

The Schedule 13D filed on July 29, 2005 by JANA Partners LLC, a Delaware limited liability company (the "Reporting Person"), relating to the shares ("Shares") of common stock, $0.001 par value, of SITEL Corporation (the "Issuer"), as amended by Amendment No. 1 to the Schedule 13D filed on November 23, 2005 and Amendment No. 2 to the Schedule 13D filed on December 28, 2005, is hereby amended as set forth below by this Amendment No. 3 to the Schedule 13D.

ITEM 4.           PURPOSE OF TRANSACTION.

         The last three paragraphs of Item 4 of the Schedule 13D are hereby amended and restated as follows:

         Following discussions between representatives of the Reporting Person and the Issuer regarding certain disagreements related to the Notice, on December 15, 2005 the Reporting Person received a letter from the Issuer regarding the sufficiency of the Reporting Person's notification in which the Issuer referred, among other matters, to a deficiency arising from the level of approval required for the removal of directors in the Reporting Person's proposed bylaw amendments. On December 19, 2005, the Reporting Person filed a complaint in the United States District Court for the District of Minnesota against the Issuer disputing any deficiency and seeking the following: (i) an order barring the Issuer from asserting any claimed deficiency in the notification not expressly asserted in its December 15 letter, or in the alternative, an order directing the Issuer to immediately provide any and all perceived deficiencies and the reasons for such beliefs; (ii) a declaration that
(a) the Reporting Person has fully complied with the provisions of the Issuer's bylaws requiring timely notice, to nominate directors and of other business, in writing to the secretary of the Issuer, (b) the Reporting Person's proposed bylaw amendment does not conflict with the Minnesota Business Corporation Act,
(c) the second sentence of Article II, Section 5 of the Issuer's bylaws which states that a plurality vote of shares present at a meeting where a quorum is present is required for the election of directors is invalid given that it conflicts with the Issuer's articles of incorporation and that a majority of the voting power of all shares (in person or by proxy) is needed to elect directors pursuant to Section 4.6 of the Issuer's articles of incorporation which requires that all shareholder action be approved by a majority vote of shares present at a meeting where a quorum is present and (d) the Issuer must comply with Section
4.6 of the Issuer's articles of incorporation; (iii) an order enjoining the Issuer from further attempts to use the advance notice provisions of the Issuer's bylaws to impede shareholder participation; and (iv) fees and costs. The Reporting Person provided the Issuer with a courtesy copy of the complaint and informed the Issuer that if the issues in the complaint were not resolved promptly it would serve the Issuer with the complaint.

         On January 4, 2006, the Reporting Person and the Issuer entered into a settlement agreement pursuant to which the Reporting Person agreed to dismiss its pending litigation without prejudice to the Reporting Person no later than January 9, 2006, and pursuant to which the Issuer declared that the Notice, as amended as set forth in the agreement, would be in compliance with the applicable requirements of the Issuer's Articles of Incorporation and Bylaws. Pursuant to the agreement, the Issuer and the Reporting Person also agreed that the voting threshold required for the election of directors to the Issuer's board of directors is as set forth in the Issuer's Articles of Incorporation. A copy of this agreement is attached as Exhibit D.

         The Reporting Person intends to review its investment in the Issuer on a continuing basis and may engage in further discussions with management, the Board, other shareholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions and actions referenced above, price levels of the Shares, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, purchasing additional shares or selling some or all of its Shares, engaging in short selling of or any hedging or similar transactions with respect to the Shares, encouraging the Issuer to maximize shareholder value through one or more strategic transactions and/or otherwise changing its intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

         Except as set forth above, the Reporting Person has no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 of the Schedule 13D is hereby supplemented as follows:

3. Exhibit D - Agreement dated January 4, 2006, by and between, SITEL Corporation and JANA Piranha Master Fund, Ltd.

---------------------------                                 -------------------
CUSIP NO.      82980K107             SCHEDULE 13D/A           PAGE 4 OF 4 PAGES
---------------------------                                 -------------------

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 5, 2006


                                           JANA PARTNERS LLC


                                           By: /s/ Barry Rosenstein
                                               ---------------------------
                                               Name:  Barry Rosenstein
                                               Title: Managing Partner


                                           By: /s/ Gary Claar
                                               ---------------------------
                                               Name:  Gary Claar
                                               Title: Managing Director